Exhibit 99.66

ASX Market Announcement

New Publication Highlights geneType’s ability to Detect Breast Cancer Earlier and Provide Data for Risk Stratification

Melbourne, Australia, 9 February 2023: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”) – a global leader in genomics-based tests in health, wellness and serious disease – is pleased to announce the publication of a new research paper in the peer-reviewed journal Breast Cancer Research and Treatment.

Highlights:

●	GeneType outperforms 5-year and remaining lifetime risk prediction compared to the commonly used clinical models Gail and IBISv7, respectively.
●	The study results provide further clinical validation for the breast cancer risk score component of recently announced Comprehensive Breast and Ovarian HBOC Risk Test.
●	The study highlighted geneType’s ability, when using United States clinical guidelines,[1] to identify more women for whom chemoprevention or increased screening would improve outcomes.
●	GeneType and the more complex Rosner model had similar performance, with geneType’s data collection simplicity making its adoption in general practice easier.
●	If women with stage 2 and above breast cancer had been assessed with geneType they could have been diagnosed with earlier stage cancer, with the corresponding prognostic improvements.
●	The use of geneType could improve uptake of risk-reducing medication, potentially resulting in a significant reduction in the incidence of breast cancer.

The paper reports results from an extensive study undertaken by the GTG Scientific Team in collaboration with eminent researchers from Harvard Medical School (United States) and the University of Melbourne (Australia). The study compared geneType’s simple breast cancer risk assessment against a complex model with more risk factors and two commonly used clinical models (Gail and IBIS). GeneType outperformed both the Gail and IBIS models by a significant margin and had equivalent performance to the Rosner model without the need to collect a substantially larger number of risk factors. (Link to the publication can be found here)2

1 Preventive Services Task Force 5-year risk threshold & National Comprehensive Cancer Network

2 https://link.springer.com/article/10.1007/s10549-022-06834-7

Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

The paper used data from the Nurses’ Health Study, which included 121,700 female registered nurses aged 30–55 years. In addition, the paper noted a significant improvement in performance when compared with commonly used clinical risk models for breast cancer (Gail and IBIS models). The study also showed that geneType’s simple risk prediction model showed similar performance to a robust, but more complex model (Rosner). This underscores the success of geneType’s fundamental product development objective - to create a model that performs well, but takes less time to implement in the clinic. The geneType model includes the most important risk factors for breast cancer prediction - polygenic risk score, mammographic density and family history. This study highlights GTG’s epidemiological and biostatistical expertise and application of best-practices3 for integrating polygenic risk into clinical risk prediction.

In general practice, and mammography clinic settings, patient contact time can be lengthy. The simplicity of geneType, from a sample and data collection perspective using a saliva sample and brief questionnaire, facilitates a greater adoption by both patients and health care professionals, leading to the identification of a greater number of at-risk women.

The paper also commented on the importance of risk-reducing medications in reducing breast cancer incidence. Despite several risk-reducing medications having been shown to reduce the risk of breast cancer, they are rarely used.4 Through the use of geneType for Breast Cancer, women who would benefit most from risk-reducing medication can be identified and a significant reduction in breast cancer incidence could be achieved.

Leading Breast Care Specialist and founder of Australian Breast Care Centre Dr Nicole Yap commented “Implementation of the GeneType risk assessment tests assists in the early detection of cancer and ultimately save lives”.

GTG’s CEO, Simon Morriss said, “The publication of this data is a critical step to support our reimbursement strategy. The building list of supportive clinical data along with our budget impact model shows U.S. payers and insurers that the introduction of the easy to implement geneType risk assessment test for breast cancer enables doctors to have increased visibility of at-risk women. The result being early detection in women and a reduction in the cost of expensive health care”.

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3 Wand, H., Lambert, S.A., Tamburro, C. et al. Improving reporting standards for polygenic scores in risk prediction studies. Nature 591, 211–219 (2021).

4 Ball S, Arevalo M, Juarez E, Payne JD, Jones C (2019) Breast cancer chemoprevention: 489 An update on current practice and opportunities for primary care physicians. Prev 490 Med 129: 105834

Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

Authorised for release by the board of directors of Genetic Technologies Limited.

Enquiries

Investor Relations

Adrian Mulcahy

Automic Markets

M: +61 438 630 411

E: adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The Company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000